CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2020

Independent Auditor’s Report

Report of Independent Registered Public Accounting Firm
To the shareholders and the Board of Directors of CI Financial Corp.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of CI Financial Corp. and its subsidiaries (the "Company") as of December 31, 2020 and 2019, the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements,

Independent Auditor’s Report

taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Business Combinations
Description of the Matter
During 2020, the Company completed multiple acquisitions accounted for as business combinations which, in aggregate, amounted to $901 million in total consideration, as disclosed in Note 3 to the consolidated financial statements. The cost of an acquisition is measured as the aggregate fair values of the assets given, equity instruments issued, and liabilities incurred or assumed as at the date of the exchange of control of the acquiree. Where the amounts allocated to the assets and liabilities are less than the overall consideration given, the difference is accounted for as goodwill.
Auditing the Company’s business combinations was complex due to the degree of judgment and subjectivity in estimating the fair values of the identified assets and liabilities of the acquiree as at the date of acquisition, including identifiable intangible assets, as well as estimating the fair value of contingent consideration included in the purchase consideration.. Management estimated the fair value of the customer relationship contracts using various modelling techniques including the multi-period excess earnings method, which is a specific discounted cash flow method. Management also estimated the fair value of contingent consideration using various modelling techniques, including Monte-Carlo simulations. The fair value determination of the customer relationship contracts and contingent consideration required management to make significant estimates and assumptions related to future cash flows of the acquired businesses and the selection of the discount rate.
How We Addressed the Matter in Our Audit
To test the estimated fair value of the identified assets and liabilities resulting from the business acquisitions, we performed audit procedures that included, among others, assessing the selection and application of the discount rate by evaluating the inputs and mathematical accuracy of the calculation, and developing a range of independent estimates and comparing those to the discount rates selected by management. We read the purchase agreements to obtain an understanding of the key terms and conditions and to identify the necessary accounting considerations. For certain acquisitions, we also involved our valuation specialists to assess the valuation methodologies applied and assist in testing the significant assumptions and inputs used by the Company, as discussed above, by comparing to externally available industry and economic trends, the Company's budgets and forecasts, the historical results of the acquired businesses, other guidelines used by companies within the same industry and other relevant factors. We performed sensitivity analyses on significant assumptions to consider the impact of changes in the valuation of the intangibles and contingent consideration that would result from changes in management’s assumptions. We also assessed the adequacy of the Company’s disclosures in relation to this matter.

Independent Auditor’s Report

Impairment of Indefinite Life Intangible Assets, Including Goodwill
Description of the Matter
As at December 31, 2020, the Company had $4,291 million of intangible assets, which are primarily comprised of goodwill and fund management contracts with an indefinite life acquired in previous business acquisitions, as disclosed in Note 5 to the consolidated financial statements. The Company assesses goodwill and intangibles with an indefinite life for impairment annually or more frequently if impairment indicators are present.
Auditing the Company’s impairment tests was complex and required the involvement of specialists due to the judgmental nature of key assumptions and significant estimation required to determine the recoverable amount of the CGUs or groups of CGUs. Significant assumptions in the estimate of the recoverable amount included market appreciation, net sales of funds, operating margins, and discount rates, which are affected by expectations about future market or economic conditions.
How We Addressed the Matter in Our Audit
To test the estimated recoverable amount of the CGUs or groups of CGUs, our audit procedures included, among others, with the assistance of our valuation specialists, assessing the methodologies and testing the significant assumptions discussed above and the underlying data used by the Company in its assessment. We assessed the selection and application of the discount rate by evaluating the inputs and mathematical accuracy of the calculation and developing a range of independent estimates and comparing those to the discount rates selected by management. We assessed the historical accuracy of management’s forecast estimates by performing a comparison of management’s past projections to actual results. We also compared the market appreciation, net sales of funds and operating margin assumptions to externally available industry and economic trends, and the Company’s budgets, forecasts and historical results. We performed sensitivity analyses on significant assumptions to consider the impact of changes in the recoverable amount of the CGU or groups of CGUs that would result from changes in the assumptions. We also assessed the adequacy of the Company’s disclosures related to the impairment of intangible assets, including goodwill.
We have served as the Company's auditor since 1994.
/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 11, 2021

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As at	As at
	December 31, 2020	December 31, 2019
[in thousands of Canadian dollars]	$	$
ASSETS
Current
Cash and cash equivalents	483,598	118,360
Client and trust funds on deposit [note 3]	973,143	364,964
Investments [note 13]	133,375	138,412
Accounts receivable and prepaid expenses [note 3]	240,849	170,156
Income taxes receivable	7,687	25,841
Total current assets	1,838,652	817,733
Capital assets, net [notes 3 and 4]	46,978	45,954
Right-of-use assets [notes 3 and 9]	50,620	44,882
Intangibles [notes 3 and 5]	4,290,998	3,388,482
Deferred income taxes [note 12]	7,846	—
Other assets [notes 3 and 6]	124,742	70,755
Total assets	6,359,836	4,367,806
LIABILITIES AND EQUITY
Current
Accounts payable and accrued liabilities [note 3]	315,884	245,267
Current portion of provisions and other financial liabilities [notes 3 and 8]	275,710	14,643
Dividends payable [note 11]	75,297	79,845
Client and trust funds payable [note 3]	961,080	368,348
Income taxes payable	3,209	—
Current portion of long-term debt [note 7]	203,805	449,509
Current portion of lease liabilities [notes 3 and 9]	14,926	11,348
Total current liabilities	1,849,911	1,168,960
Long-term debt [note 7]	2,252,311	1,154,985
Provisions and other financial liabilities [notes 3 and 8]	107,842	18,493
Deferred income taxes [note 12]	470,735	464,841
Lease liabilities [notes 3 and 9]	61,307	61,171
Total liabilities	4,742,106	2,868,450
Equity
Share capital [note 10(a)]	1,867,997	1,944,311
Contributed surplus	22,817	23,435
Deficit	(287,621)	(474,013)
Accumulated other comprehensive income (loss)	(20,746)	255
Total equity attributable to the shareholders of the Company	1,582,447	1,493,988
Non-controlling interests [note 3]	35,283	5,368
Total equity	1,617,730	1,499,356
Total liabilities and equity	6,359,836	4,367,806
(see accompanying notes)

On behalf of the Board of Directors:
	William T. Holland Director	Tom P. Muir Director

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the years ended December 31

6

	2020	2019
[in thousands of Canadian dollars, except per share amounts]	$	$
REVENUE
Management fees	1,635,773	1,789,100
Administration fees	364,408	292,501
Redemption fees	8,230	11,060
Realized and unrealized gain on investments	6,949	10,788
Other income [note 6]	35,096	19,017
	2,050,456	2,122,466

EXPENSES
Selling, general and administrative [note 19]	449,439	489,272
Trailer fees	509,444	555,167
Advisor and dealer fees	253,376	206,301
Deferred sales commissions	7,492	12,814
Amortization and depreciation [note 20]	43,514	32,891
Interest and lease finance [notes 7 and 9]	65,440	55,422
Other [notes 6 and 8]	79,004	43,794
	1,407,709	1,395,661
Income before income taxes	642,747	726,805

Provision for income taxes [note 12]
Current	168,923	188,831
Deferred	(1,722)	450
	167,201	189,281
Net income for the year	475,546	537,524
Net loss attributable to non-controlling interests	(432)	(872)
Net income attributable to shareholders	475,978	538,396
Basic earnings per share attributable to shareholders [note 10(e)]	$2.22	$2.30
Diluted earnings per share attributable to shareholders [note 10(e)]	$2.21	$2.29

Other comprehensive loss, net of tax
Exchange differences on translation of foreign operations	(24,350)	(22)
Total other comprehensive loss, net of tax	(24,350)	(22)
Comprehensive income for the year	451,196	537,502
Comprehensive loss attributable to non-controlling interests	(3,781)	(872)
Comprehensive income attributable to shareholders	454,977	538,374
(see accompanying notes)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31

	Share capital [note 10(a)]	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total shareholders’ equity	Non- controlling interests [note 3]	Total equity
[in thousands of Canadian dollars]	$	$	$	$	$	$	$
Balance, January 1, 2020	1,944,311	23,435	(474,013)	255	1,493,988	5,368	1,499,356
Comprehensive income	—	—	475,978	(21,001)	454,977	(3,781)	451,196
Dividends declared [note 11]	—	—	(150,765)	—	(150,765)	—	(150,765)
Shares repurchased, net of tax	(120,236)	—	(135,448)	—	(255,684)	—	(255,684)
Business combination [note 3]	—	—	(3,373)	—	(3,373)	32,915	29,542
Issuance of share capital for business combinations, net of transaction costs and tax [notes 3 and 10]	35,434	—	—	—	35,434	—	35,434
Issuance of share capital for equity-based plans, net of tax	8,488	(8,488)	—	—	—	—	—
Compensation expense for equity-based plans, net of tax	—	7,870	—	—	7,870	—	7,870
Net contributions from non-controlling interests	—	—	—	—	—	781	781
Change during the year	(76,314)	(618)	186,392	(21,001)	88,459	29,915	118,374
Balance, December 31, 2020	1,867,997	22,817	(287,621)	(20,746)	1,582,447	35,283	1,617,730

Balance, January 1, 2019	2,125,130	25,270	(730,663)	277	1,420,014	2,849	1,422,863
Comprehensive income	—	—	538,396	(22)	538,374	(872)	537,502
Dividends declared [note 11]	—	—	(31,483)	—	(31,483)	(875)	(32,358)
Shares repurchased, net of tax	(193,570)	—	(250,263)	—	(443,833)	—	(443,833)
Business combination [note 3]	—	—	—	—	—	4,266	4,266
Issuance of share capital for equity-based plans, net of tax	12,751	(12,751)	—	—	—	—	—
Compensation expense for equity-based plans, net of tax	—	10,916	—	—	10,916	—	10,916
Change during the year	(180,819)	(1,835)	256,650	(22)	73,974	2,519	76,493
Balance, December 31, 2019	1,944,311	23,435	(474,013)	255	1,493,988	5,368	1,499,356
(see accompanying notes)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31

	2020	2019
[in thousands of Canadian dollars]	$	$
OPERATING ACTIVITIES (*)
Net income for the year	475,546	537,524
Add (deduct) items not involving cash
Realized and unrealized gain on investments	(6,949)	(10,788)
Equity-based compensation	10,657	14,701
Amortization and depreciation	43,514	32,891
Deferred income taxes	(1,722)	450
Impairment loss on intangibles [note 5]	—	6,442
Loss on long-term debt [note 7]	2,328	—
Cash provided by operating activities before net change in operating assets and liabilities	523,374	581,220
Net change in operating assets and liabilities	18,595	(23,211)
Cash provided by operating activities	541,969	558,009

INVESTING ACTIVITIES
Purchase of investments	(17,648)	(11,503)
Proceeds on sale of investments	23,599	36,741
Additions to capital assets	(11,990)	(12,351)
Increase in other assets	(47,645)	(26,032)
Additions to intangibles	(17,132)	(4,425)
Cash paid to settle put option and contingent liability [note 8]	—	(2,667)
Acquisition of subsidiaries, net of cash acquired [note 3]	(527,298)	(26,077)
Cash used in investing activities	(598,114)	(46,314)

FINANCING ACTIVITIES
Repayment of long-term debt	(569,015)	(591,500)
Issuance of long-term debt	1,471,022	690,959
Repurchase of long-term debt	(55,985)	—
Repurchase of share capital	(257,939)	(447,293)
Payment of lease liabilities	(12,168)	(11,036)
Net contributions from non-controlling interests	781	—
Dividends paid to shareholders [note 11]	(155,313)	(170,750)
Dividends paid to non-controlling interests	—	(875)
Cash provided by (used in) financing activities	421,383	(530,495)
Net increase (decrease) in cash and cash equivalents during the year	365,238	(18,800)
Cash and cash equivalents, beginning of year	118,360	137,160
Cash and cash equivalents, end of year	483,598	118,360
(*) Included in operating activities are the following:
Interest paid	62,997	49,548
Income taxes paid	147,804	205,592
(see accompanying notes)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

CI Financial Corp. [“CI”] is a publicly listed company (TSX: CIX; NYSE: CIXX) incorporated under the laws of the Province of Ontario and has its registered office and principal place of business located at 2 Queen Street East, Toronto, Ontario.
CI’s primary business is the management and distribution of a broad range of financial products and services, including mutual funds, segregated funds, exchange-traded funds, financial planning, insurance, investment advice, wealth management and estate and succession planning.
1.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
These consolidated financial statements of CI have been prepared in accordance with International Financial Reporting Standards [“IFRS”] as issued by the International Accounting Standards Board [“IASB”].
These consolidated financial statements were authorized for issuance by the Board of Directors of CI on February 10, 2021.
BASIS OF PRESENTATION
The consolidated financial statements of CI have been prepared on a historical cost basis, except for certain financial instruments that have been measured at fair value. The consolidated financial statements have been prepared on a going concern basis. CI’s presentation currency is the Canadian dollar, which is CI’s functional currency.
BASIS OF CONSOLIDATION
The consolidated financial statements include the accounts of CI and all its subsidiaries on a consolidated basis after elimination of intercompany transactions and balances. Subsidiaries are entities over which CI has control, when CI has the power, directly or indirectly, to govern the financial and operating policies of an entity, is exposed to variable returns from its activities, and is able to use its power to affect such variable returns to which it is exposed.
CI’s principal subsidiaries are as follows:
•CI’s wholly owned Canadian subsidiaries include CI Investments Inc. [“CI Investments”], Assante Wealth Management (Canada) Ltd. [“AWM”], CI Investment Services Inc. [“CI Investment Services”, formerly BBS Securities Inc.], Wealthbar Financial Services Inc., and their respective subsidiaries. CI has a controlling interest in Marret Asset Management Inc. [“Marret”] and Aligned Capital Distributions Inc., and their respective subsidiaries. Effective, July 1, 2019, First Asset Investment Management Inc. amalgamated with CI Investments.
•CI’s wholly owned U.S. subsidiaries include, Balasa Dinverno Foltz LLC, Bowling Portfolio Management LLC, The Roosevelt Investment Group, Inc. and Doyle Wealth Management, Inc. CI has a controlling interest in Surevest LLC, OCM Capital Partners LLC, The Cabana Group, LLC, Stavis & Cohen Financial, LLC and RGT Wealth Advisors, LLC [“RGT”], and their respective subsidiaries.
•CI has a controlling interest in its Australian subsidiary, GSFM Pty Limited [“GSFM”] and its subsidiaries.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

•CI holds a controlling interest in GSFM and RGT with put and call options over the remaining minority interest. CI considers the non-controlling interest in GSFM and RGT to have already been acquired and consolidates 100% of the income and comprehensive income in the consolidated statements of income and comprehensive income.
•For subsidiaries where CI holds a controlling interest, a non-controlling interest is recorded in the consolidated financial statements of income and comprehensive income to reflect the non-controlling interest’s share of the income and comprehensive income, and a non-controlling interest is recorded within equity in the consolidated statements of financial position to reflect the non-controlling interest’s share of the net assets.
Hereinafter, CI and its subsidiaries are referred to as CI.
CI manages a range of mutual funds, segregated funds, structured products and other funds that meet the definition of structured entities under IFRS. CI earns fees for providing management and administrative services to these investment funds. Fees are calculated on assets under management in these funds, which totalled $135.1 billion as at December 31, 2020 [2019 – $131.7 billion]. CI does not consolidate these investment funds because the form of fees and ownership interest are not significant enough to meet the definition of control under IFRS. CI provides no guarantees against the risk of financial loss to the investors of these investment funds.
REVENUE RECOGNITION
Revenue is recognized when control of the goods or services are transferred by CI at an amount that reflects the consideration to which CI expects to be entitled in exchange for those goods or services. Revenue is measured at the fair value of the consideration received or receivable. In addition to these general principles, CI applies the following specific revenue recognition policies:
Management fees are based upon the net asset value of the funds managed by CI and are recognized on an accrual basis.
Administration fees and other income are recognized as services are provided under contractual arrangements. Administration fees include commission revenue, which is recorded on a trade date basis and advisory fees, which are recorded when the services related to the underlying engagements are completed.
Redemption fees payable by security holders of deferred sales charge mutual funds, the sales commission of which was financed by CI, are recognized as revenue on the trade date of the redemption of the applicable mutual fund securities.
FINANCIAL INSTRUMENTS
Classification and measurement of financial assets
CI classifies its financial assets as fair value through profit or loss [“FVPL”] and amortized cost. CI had no financial assets classified as fair value through other comprehensive income [“FVOCI”] during the year ended December 31, 2020.
The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and CI’s business model for managing them. With the exception of trade receivables, that do not contain a significant

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

financing component and are measured at the transaction price in accordance with IFRS 15, Revenue from Contracts with Customers [“IFRS 15”], all financial assets are initially measured at fair value adjusted for transaction costs.
Financial assets classified as FVPL are carried at fair value in the consolidated statements of financial position and any gains or losses are recorded in net income in the period in which they arise. Financial assets classified as FVPL include cash and cash equivalents, investments and other assets.
Financial assets are classified at amortized cost using the effective interest method if they meet the following conditions and are not designated as FVPL:
•they are held within a business model whose objective is to hold the financial assets and collect its contractual cash flows
•the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding
Financial assets classified at amortized cost include client and trust funds on deposit, accounts receivable and other assets.
Cash and cash equivalents
Cash and cash equivalents include cash on deposit, highly liquid investments and interest-bearing deposits with original maturities of 90 days or less.
Client and trust funds
Client and trust funds on deposit include amounts representing cash held in trust with Canadian financial institutions for clients in respect of self-administered Registered Retirement Savings Plans and Registered Retirement Income Funds, and amounts received from clients for which the settlement date on the purchase of securities has not occurred or accounts in which the clients maintain a cash balance. Client and trust funds on deposit also include amounts for client transactions that are entered into on either a cash or margin basis and recorded on the trade date of the transaction. Amounts are due from clients on the settlement date of the transaction for cash accounts. For margin accounts, CI extends credit to a client for the purchase of securities, collateralized by the financial instruments in the client’s account. Amounts loaned are limited by margin regulations of the Investment Industry Regulatory Organization of Canada [“IIROC”] and other regulatory authorities, and are subject to CI’s credit review and daily monitoring procedures. The corresponding liabilities related to the above accounts and transactions are included in client and trust funds payable.
Investments
Investments include CI Investment Services’s securities owned, at market, principally for the purpose of selling or repurchasing in the near term. Securities owned, at market, are classified as FVPL and are initially recognized on the consolidated statements of financial position at fair value with transaction costs expensed as incurred. Subsequent realized and unrealized gains and losses are included in administration fees income in the consolidated statements of income and comprehensive income in the period in which they arise. Securities transactions are recorded on a trade date basis. Market

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

value is based on quoted prices where an active market exists. For securities in non-active markets, market value is based on valuation techniques and management’s best estimate of fair value.
Also included in investments are marketable securities that consist of CI’s seed capital investments in CI mutual funds and strategic investments. Investments in marketable securities are measured at fair value and recognized on the trade date. Mutual fund securities are valued using the net asset value per unit of each fund. Realized and unrealized gains and losses are recognized using average cost and recorded in net income. Distributions from mutual fund securities are recorded as other income. Distributions that are reinvested increase the cost base of the mutual fund investments.
Impairment of financial assets
CI recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the credit risk on the financial asset has not increased significantly since initial recognition, the loss allowance is measured for the credit risk on the financial asset at an amount equal to 12 months of expected credit losses. For trade receivables, CI applies the simplified approach to providing for expected credit losses, which allows for the use of a lifetime expected credit loss provision. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and is related to an event occurring after the impairment was recognized.
Classification and measurement of financial liabilities
CI classifies its financial liabilities as FVPL and amortized cost. Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the financial liability is classified at FVPL. Subsequently, financial liabilities are measured at amortized cost using the effective interest method except for derivatives and financial liabilities designated at FVPL, which are carried subsequently at fair value with gains or losses recognized in net income. Financial liabilities classified at FVPL include derivative financial instruments included in long-term debt and contingent consideration payables included in provisions and other financial liabilities. All other financial liabilities are measured at amortized cost.
Derivative financial instruments and hedge accounting
CI may use derivative financial instruments such as interest rate swaps and forward foreign exchange contracts to manage its interest rate and foreign currency risk related to long-term debt. Derivative financial instruments are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at fair value. The accounting for subsequent changes depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged and the type of hedge relationship designated.
To qualify for hedge accounting, the hedging relationship must meet all of the following requirements:
•there is an economic relationship between the hedged item and the hedging instrument
•the effect of credit risk does not dominate the value changes that result from that economic relationship

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

•the hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of hedged item
CI entered into an interest rate swap designated as a fair value hedge to manage the effect of changes in interest rates relating to its fixed-rate debentures. The swap involves exchanging interest payments without exchanging the notional amount on which the payments are based. The exchange of payments is recorded as an adjustment to interest expense on the hedged item. Changes in the fair value of the swap are recorded in the consolidated statements of income and comprehensive income in other expenses, together with any changes in the fair value of the hedged liability attributable to the hedged risk as an offset.
FAIR VALUE MEASUREMENT
CI uses valuation techniques to determine the fair value of financial instruments where active market quotes are not available. This involves developing estimates and assumptions consistent with how market participants would price the instrument. CI maximizes the use of observable data when developing estimates and assumptions, but this is not always available. In that case management uses the best information available.
All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:
• Level 1 – valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities
• Level 2 – valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived from or corroborated by observable market data by correlation or other means
• Level 3 – valuation techniques with significant unobservable market inputs
For assets and liabilities that are recognized in the consolidated financial statements on a recurring basis, CI determines whether transfers have occurred between levels in the hierarchy by reassessing the categorization at the end of each reporting period.
COLLATERALIZED SECURITIES TRANSACTIONS
CI engages in securities lending and borrowing to facilitate the securities settlement process and to maximize revenue by acting as an agent for such transactions. These transactions are typically short-term in nature, with interest being received on the cash delivered. These transactions are collateralized by either cash, letters of credit or other collateral and are subject to daily margin calls for any deficiency between the market value of the security given and the amount of collateral received. CI manages its credit exposure by establishing and monitoring aggregate limits by counterparty for these transactions. CI’s

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

securities lending and borrowing transactions are recorded in accounts receivable and prepaid expenses and accounts payable and accrued liabilities.
CAPITAL ASSETS
Capital assets are recorded at cost less accumulated depreciation. These assets are depreciated over their estimated useful lives as follows:
Computer hardware         Straight-line over three years to five years
Office equipment         Straight-line over five years
Leasehold improvements         Straight-line over the term of the lease
LEASES
CI assesses at inception whether a contract contains a lease that conveys the right to control the use of an identified asset for a period of time in exchange for consideration. All leases are accounted for by recognizing a right-of-use asset and a lease liability except for leases of low value assets and leases with a duration of 12 months or less.
Right-of-use assets
CI recognizes right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of their estimated useful life and the lease term.
Lease liabilities
At the commencement date of the lease, CI recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include in substance fixed payments less any lease incentives receivable, variable payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by CI and payments of penalties for terminating a lease, if the lease term reflects CI exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.
In calculating the present value of lease payments, CI uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

Short-term leases and lease of low-value assets
CI applies the short-term lease recognition exemption to its short-term leases of equipment and property leases (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). CI also applies the lease of low-value assets recognition exemption to leases of equipment that are considered of low value (i.e. below $5,000). Lease payments on short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis over the lease term.
Sub-leases
CI enters into lease agreements as an intermediate lessor with respect to some of its leased properties. When CI is an intermediate lessor, the head lease and the sub-lease are accounted for as two separate contracts. The sub-lease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.
Amounts due from lessees under finance leases are recognized as other assets at the amount of CI’s net investment in the leases. Finance lease income is recognized over the lease term using the effective interest rate. Payments received reduce the net investment in the lease.
Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease.
BUSINESS COMBINATIONS
The acquisition method of accounting is used to account for the acquisition of subsidiaries by CI, whereby the purchase consideration is allocated to the identifiable assets and liabilities on the basis of fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, within a period not to exceed 12 months from the acquisition date, with retroactive restatement of the impact of adjustments to those provisional fair values effective as at the acquisition date.
CI elects on a transaction-by-transaction basis whether to measure any non-controlling interest at fair value, or at the proportionate share of the recognized amount of the identifiable net assets of the acquired subsidiary, at the acquisition date.
Consideration transferred includes the fair values of the assets transferred, liabilities incurred and equity interests issued by CI. Consideration also includes the fair value of any put option or contingent consideration. Subsequent to the acquisition, the put option and contingent consideration that is based on an earnings measurement and classified as a liability is measured at fair value with any resulting gain or loss recognized in net income. Acquisition-related costs are expensed as incurred.
INTANGIBLES
Fund contracts
Fund administration contracts and fund management contracts [collectively, “fund contracts”] are recorded net of any write-down for impairment. CI evaluates the carrying amounts of indefinite life fund contracts at least annually for potential impairment by comparing the recoverable amount with their carrying amounts. CI will evaluate the carrying amount of fund

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

contracts if events or changes in circumstances indicate a potential impairment. Any impairment would be written off to income.
Fund administration contracts are amortized on a straight-line basis over a period of up to 25 years. Fund management contracts with a finite life are amortized on a straight-line basis over a period of up to 20 years. The amortization period depends on the contractual terms of such agreements and management’s best estimate of their useful lives. Fund management contracts with an indefinite life are not amortized.
Goodwill
Goodwill is recorded as the excess of purchase price over identifiable assets acquired. Following initial recognition, goodwill is stated at cost less any accumulated impairment losses. Goodwill is evaluated for impairment at least annually and any impairment is recognized immediately in income and not subsequently reversed. Goodwill is allocated to the asset management and wealth management cash-generating units for the purpose of impairment testing.
Other intangibles
Other intangibles include the costs of trademarks and computer software, capitalized where it is probable that future economic benefits that are attributable to the assets will flow to CI and the cost of the assets can be measured reliably. Computer software is recorded initially at cost and amortized over its expected useful life of two to ten years on a straight-line basis. Trademarks have an indefinite life and are not amortized.
EQUITY-BASED COMPENSATION
CI uses the fair value method to account for equity-settled employee incentive share options and restricted share units [“RSUs”]. The value of the equity-based compensation, as at the date of grant, is recognized over the applicable vesting period as compensation expense with a corresponding increase in contributed surplus. When options are exercised, the proceeds received, together with the amount in contributed surplus, are credited to share capital. Upon vesting of the RSUs, the amount accumulated in contributed surplus for the RSUs is reclassified to share capital.
CI has a deferred share unit plan for directors. The value of the compensation at the date of grant is recognized immediately as compensation with a corresponding increase in accounts payable and accrued liabilities. At each consolidated statement of financial position date, the liability is revalued with an offset to compensation expense.
The amount recognized as an expense is adjusted to reflect the number of awards for which the related service conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service condition at the vesting date.
INCOME TAXES
Current income tax liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries based on the tax rates and tax laws enacted or substantively enacted as at the consolidated statements of financial position dates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

The liability method of tax allocation is used in accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the carrying amount and tax basis of assets and liabilities and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Deferred tax liabilities are generally recognized for all taxable temporary differences.
Deferred tax liabilities are recognized for taxable temporary differences arising in investments in subsidiaries and joint ventures except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future. Deferred tax liabilities are not recognized on temporary differences that arise from the initial recognition of goodwill, which is not deductible for tax purposes. Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.
PROVISIONS
A provision is recognized if, as a result of a past event, CI has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. In the event that the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects a current market assessment of the time value of money and the risks specific to the liability.
FOREIGN CURRENCY
(i) Foreign currency transactions
Transactions that are denominated in a currency other than the functional currency of the entity are translated as follows: Monetary assets and liabilities are translated into Canadian dollars using the exchange rates in effect as at the consolidated statements of financial position dates. Non-monetary assets and liabilities are translated into Canadian dollars using historical exchange rates. Revenue and expenses are translated at average rates prevailing during the period. Other foreign currency transactions are translated into Canadian dollars using the exchange rate in effect on the transaction date. Translation exchange gains and losses are included in other income in the period in which they occur.
(ii) Foreign currency operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated at the exchange rate in effect as at the consolidated statements of financial position dates. Revenue and expenses are translated at average rates prevailing during the period. Translation exchange gains and losses are recognized as other comprehensive income and reclassified to net income when the gain or loss on disposal of the foreign subsidiary is recognized. The consolidated statements of cash flows are translated at average exchange rates during the period, whereas cash and cash equivalents are translated at the spot exchange rate in effect as at the consolidated statements of financial position dates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS
In the process of applying CI’s accounting policies, management has made significant judgments involving estimates and assumptions, which are summarized as follows:
(i) Business combinations
The purchase price related to business acquisitions is allocated to the underlying assets and liabilities based on their estimated fair value at the acquisition date. Management makes estimates to determine the fair value of assets and liabilities, including the valuation of separately identifiable intangibles acquired. Contingent consideration and put option payable as part of the acquisitions are generally based on acquired businesses achieving certain performance targets. The estimates are based on management’s best assessment of the related inputs used in the valuation models, such as future cash flows and discount rates. Future performance results that differ from management’s estimates could result in changes to the liabilities, which are recorded as they arise in net income.
(ii) Impairment of intangible assets
Finite life intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Indefinite life intangible assets, including goodwill, are tested for impairment annually or more frequently if changes in circumstances indicate that the carrying amount may be impaired. The values associated with intangibles involve estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives. These estimates require significant judgment regarding market growth rates, fund flow assumptions, expected margins and costs that could affect CI’s future results if the current estimates of future performance and fair values change. These determinations also affect the amount of amortization expense on intangible assets with finite lives recognized in future periods.
(iii) Deferred tax assets
Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profits will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies.
(iv) Provisions and other financial liabilities
Due to the nature of provisions and other financial liabilities, a considerable part of their determination is based on estimates and judgments, including assumptions concerning the future. The actual outcome of these uncertain factors may be materially different from the estimates, causing differences with the estimated provisions. Further details are provided in Note 8.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

2.NEW ACCOUNTING STANDARDS AND AMENDMENTS
IFRS 3
Effective January 1, 2020, CI adopted prospectively, the amendment to IFRS 3, Business Combinations, which clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. Furthermore, it clarifies that a business can exist without including all of the inputs and processes needed to create outputs. These amendments had no impact on the consolidated financial statements of CI, but may impact future periods should CI enter into additional business combinations.
3.BUSINESS ACQUISITION
[A] Acquisitions - Year ended December 31, 2019
WealthBar Financial Services Inc.
On January 23, 2019, CI acquired 75% of the outstanding shares and debt obligations of WealthBar Financial Services Inc. [“WealthBar”] and on May 14, 2020, acquired the remaining 25% of the outstanding shares, for all cash consideration. WealthBar provides a leading Canadian online wealth management and financial planning platform. The acquisition was accounted for using the acquisition method of accounting. The fair values of the assets acquired and liabilities assumed and the results of operations have been consolidated from the date of the transaction and are included in the wealth management segment.
Snap Projections Inc.
On October 16, 2019, WealthBar acquired 100% of the outstanding shares of Snap Projections Inc., a Canadian financial and retirement software provider. The acquisition was accounted for using the acquisition method of accounting. The estimated fair values of the assets acquired and liabilities assumed and the results of operations have been consolidated from the date of the transaction and are included in the wealth management segment.
[B] Acquisitions - Year ended December 31, 2020
CI ETF Investment Management Inc.
On February 19, 2020, CI acquired 100% of the outstanding shares and debt obligations of CI ETF Investment Management Inc. [“CI ETF”], formerly WisdomTree Asset Management Canada, Inc., an investment fund manager of Canadian exchange-traded funds. The acquisition was accounted for using the acquisition method of accounting. The estimated fair values of the assets acquired and liabilities assumed, and the results of operations have been consolidated from the date of the transaction and are included in the asset management segment. Effective July 1, 2020, CI ETF amalgamated with CI Investments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

Aligned Capital Distributions Inc.
On October 19, 2020, CI acquired a controlling interest in Aligned Capital Distributions Inc. [“Aligned”], a Canadian full-service investment advisory firm, for cash consideration and the issuance of 855 thousand shares of CI. The estimated fair values of the assets acquired and liabilities assumed and the results of operations have been consolidated from the date of the transaction and are included in the wealth management segment.
U.S. Registered Investment Advisors
During the year ended December 31, 2020, CI acquired controlling interests in the following registered investment advisory firms, together [“U.S. RIAs”]. The estimated fair values of the assets acquired and liabilities assumed and the results of operations have been consolidated from the date of the transaction and are included in the wealth management segment.
•Surevest LLC
•OCM Capital Partners LLC
•The Cabana Group, LLC
•Balasa Dinverno Foltz LLC
•Thousand Oaks Financial Corporation
•Bowling Portfolio Management LLC
•The Roosevelt Investment Group, Inc.
•Stavis & Cohen Financial, LLC
•Doyle Wealth Management, Inc.
•RGT Wealth Advisors, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

[C] Net Assets Acquired - Year ended December 31, 2020
Details of the net assets acquired during the year ended December 31, 2020, at fair value, are as follows:

	Wealth Management	Asset Management	Total
	$	$	$
Cash and cash equivalents	19,578	1,736	21,314
Client and trust funds on deposit	450,932	—	450,932
Accounts receivable and prepaid expenses	6,398	331	6,729
Capital assets	1,390	5	1,395
Right-of-use assets	14,724	—	14,724
Deferred tax	(4,219)	6,896	2,677
Intangibles	393,744	1,753	395,497
Other assets	344	—	344
Accounts payable and accrued liabilities	(18,245)	(1,298)	(19,543)
Clients and trust funds payable	(450,932)	—	(450,932)
Income taxes payable	(312)	—	(312)
Lease liability	(15,545)	—	(15,545)
Fair value of identifiable net assets	397,857	9,423	407,280
Non-controlling interest	(35,222)	—	(35,222)
Goodwill on acquisition	528,557	763	529,320
Total acquired cost	891,192	10,186	901,378

Cash consideration	537,430	5,500	542,930
Share consideration	35,434	—	35,434
Other financial liabilities	318,328	4,686	323,014
	891,192	10,186	901,378
Included in intangibles are fund administration contracts with a fair value of $392,904 with a finite life of 12 years and indefinite life fund management contracts of $1,753. Goodwill of $528,557 has been attributed to the wealth management segment and $763 to the asset management segment. Goodwill of $495,546 for the U.S. RIAs is deductible for income taxes.
The acquisition agreements provided for deferred compensation, contingent consideration and a put option payable payable in cash and shares of CI. Deferred compensation payable in cash of $81,937 and shares of $15,294, is payable within 1 year from the date of acquisition. Contingent consideration of $126,485 is payable in cash within 1 to 4 years from the date of acquisition, if certain financial targets are met based on EBITDA. The put option payable of $99,298 in cash or common shares of CI, is exercisable within 270 days following the date of acquisition. The put option granted to the minority shareholders requires CI to purchase the shares owned by each shareholder at a fixed price if exercised within 270 days, after which the price is based on fair market value. CI has estimated the fair value of the contingent consideration and put option payable using a discounted cash flow approach. This approach included assumptions regarding the timing and proportion of shares the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

minority shareholders will require CI to purchase. The fair market measurement is based on significant inputs that are considered level 3 inputs.
Non-controlling interests were measured at the proportionate interest in the identifiable net assets of the acquired subsidiary, at the acquisition date.
[D] Other Acquisitions
Congress Wealth Management LLC
On July 2, 2020, CI completed the acquisition of a minority interest in Congress Wealth Management LLC [“Congress”]. The acquisition of Congress has been accounted for using the equity method of accounting.
AWM Dorval
On September 30, 2020, AWM completed the acquisition of a minority interest in AWM’s Dorval, Quebec operation [“AWM Dorval”]. The acquisition of AWM Dorval has been accounted for using the equity method of accounting.
Subsequent events
On January 25, 2021, CI reached an agreement to acquire 100% of Segal Bryant & Hamill, LLC, a registered investment advisory and institutional investment management firm. The details of the acquisition are being finalized and is expected to close by June 30, 2021.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

4.    CAPITAL ASSETS
Capital assets consist of the following:

	Computer hardware	Office equipment	Leasehold improvements	Total
	$	$	$	$
Cost
Balance, December 31, 2018	17,589	17,960	80,554	116,103
Acquired	141	51	28	220
Additions	3,151	2,337	6,863	12,351
Retired	(1,678)	(6)	—	(1,684)
Balance, December 31, 2019	19,203	20,342	87,445	126,990
Acquired	2,249	3,215	1,930	7,394
Additions	6,687	1,172	4,131	11,990
Retired	(1,739)	—	—	(1,739)
Translation	(105)	(46)	(18)	(169)
Balance, December 31, 2020	26,295	24,683	93,488	144,466

Accumulated depreciation
Balance, December 31, 2018	12,101	14,323	44,694	71,118
Acquired	66	21	20	107
Depreciation	3,927	1,405	6,159	11,491
Retired	(1,674)	(6)	—	(1,680)
Balance, December 31, 2019	14,420	15,743	50,873	81,036
Acquired	1,781	2,467	1,751	5,999
Depreciation	3,756	1,644	6,895	12,295
Retired	(1,739)	—	—	(1,739)
Translation	(51)	(41)	(11)	(103)
Balance, December 31, 2020	18,167	19,813	59,508	97,488

Carrying amounts
At December 31, 2018	5,488	3,637	35,860	44,985
At December 31, 2019	4,783	4,599	36,572	45,954
At December 31, 2020	8,128	4,870	33,980	46,978

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

5.    INTANGIBLES

	Goodwill	Fund administration contracts	Fund management contracts finite life	Fund management contracts indefinite life	Other intangibles	Total
	$	$	$	$	$	$
Cost
Balance, December 31, 2018	1,521,105	44,500	50,157	1,779,957	56,116	3,451,835
Acquired	11,670	5,000	—	—	16,300	32,970
Additions	—	—	—	—	4,425	4,425
Retired	—	—	—	—	(12,664)	(12,664)
Translation	(1,502)	—	—	—	—	(1,502)
Balance, December 31, 2019	1,531,273	49,500	50,157	1,779,957	64,177	3,475,064
Acquired	529,320	392,904	—	1,753	1,006	924,983
Additions	—	—	—	—	17,132	17,132
Translation	(6,921)	(10,439)	(112)	(2,809)	(29)	(20,310)
Balance, December 31, 2020	2,053,672	431,965	50,045	1,778,901	82,286	4,396,869

Accumulated amortization
Balance, December 31, 2018	—	23,254	29,374	—	28,866	81,494
Acquired	—	—	—	—	(1,826)	(1,826)
Amortization	—	2,467	2,022	—	6,823	11,312
Retired	—	—	—	—	(4,398)	(4,398)
Balance, December 31, 2019	—	25,721	31,396	—	29,465	86,582
Acquired	—	—	—		166	166
Amortization	—	9,325	2,037	—	7,955	19,317
Translation	—	(210)	20	—	(4)	(194)
Balance, December 31, 2020	—	34,836	33,453	—	37,582	105,871

Carrying amounts
At December 31, 2018	1,521,105	21,246	20,783	1,779,957	27,250	3,370,341
At December 31, 2019	1,531,273	23,779	18,761	1,779,957	34,712	3,388,482
At December 31, 2020	2,053,672	397,129	16,592	1,778,901	44,704	4,290,998
Remaining term	N/A	7.9 – 12.0 yrs	6.3 – 12.9 yrs	N/A	0.1 – 8.8 yrs
CI has two groups of cash-generating units [“CGUs”] for the purpose of assessing the carrying amount of the allocated goodwill being the asset management and wealth management operating segments as described in Note 17. Goodwill of $1,311,873 is allocated to the asset management segment and $741,799 is allocated to the wealth management segment as at December 31, 2020 [2019 – $1,309,008 and $222,265, respectively]. Within the asset management segment, CI has indefinite life fund management contracts of $1,778,901 as at December 31, 2020 [2019 – $1,779,957].
The recoverable amounts of the CGUs are based on a fair value less cost to sell calculation. The fair value was determined using the discounted cash flow method, based on estimated future cash flows over a 10-year period with a terminal value for

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

the period thereafter. CI uses a 10-year period to reflect the expected growth strategies for the various contracts acquired in addition to the fact that it may take several years to fully integrate operations and benefit from synergies. The key assumptions used in the forecast calculation include assumptions on market appreciation, net sales of funds and operating margins. Market appreciation rates are determined using historical inflation-adjusted index returns adjusted for CI’s average management fee. Net sales are determined based on the historical 3-year average as well as management’s forecasts for future sales. Inputs to the operating margin include estimates for management and trailer fees using current average fee rates and historical rates for selling, general and administrative costs that are applied to forecast average assets under management over the 10-year period. The terminal value has been calculated assuming a long-term growth rate of 2% per annum in perpetuity based on a long-term real GDP growth rate as at December 31, 2020 and 2019. A discount rate of 10.10% – 14.94% per annum has been applied to the recoverable amount calculation as at December 31, 2020 [2019 – 11.38% – 13.88%].
The calculation of the recoverable amount exceeds the carrying amount of goodwill and indefinite life fund management contracts as at December 31, 2020 and 2019.
6.    OTHER ASSETS, INCOME AND EXPENSE
Other assets as at December 31, 2020 consist mainly of long-term investments and advisor and employee loans.

	2020	2019
	$	$
Long-term investments	64,191	27,774
Advisor loans and employee loans	36,470	24,148
Other	24,081	18,833
	124,742	70,755
Long-term investments includes long-term strategic investments including CI’s equity accounted investments in Congress and AWM Dorval.
CI has a hiring and retention incentive program whereby loans are extended to current investment advisors. These loans are initially recorded at their fair value, may bear interest at prescribed rates and are contractually forgiven on a straight-line basis over the applicable contractual period, which varies in length from three to seven years. CI utilizes the effective interest method to amortize the forgiven amount. The forgiven amount is included in selling, general and administrative expenses. As at December 31, 2020, loans to investment advisors of $32,774 [2019 – $19,135] are included in other assets. These loans become due on demand upon early termination or breach in the terms of the agreements.
CI has an employee share purchase loan program for key employees. These loans are renewable yearly and bear interest at prescribed rates. As at December 31, 2020, the carrying amount of employee share purchase loans is $757 [2019 – $3,933] and is included in other assets. These loans become due immediately upon termination of employment or sale of the shares that are held as collateral. As at December 31, 2020, the shares held as collateral have a market value of approximately $918 [2019 – $4,763].

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

Other income consists mainly of fees received for the administration of third-party mutual funds, custody fees, investment income, foreign exchange gains (losses), interest income and the revenue earned by Marret. Other expenses consist mainly of the provisions and other financial liabilities as discussed in Note 8, acquisition related costs and expenses incurred by Marret.
7.    LONG-TERM DEBT
Long-term debt consists of the following:

				2020	2019
				$	$
Credit facility
Bankers’ acceptances				—	35,000
				—	35,000
Debenture principal amount	Interest rate	Issued date	Maturity date
$450 million	2.645%	December 7, 2015	December 7, 2020	—	449,509
$200 million	2.775%	November 25, 2016	November 25, 2021	203,805	199,512
$325 million	3.520%	July 20, 2018	July 20, 2023	323,944	323,616
$350 million	3.215%	July 22, 2019	July 22, 2024	348,454	348,101
$450 million	3.759%	May 26, 2020	May 26, 2025	447,829	—
$250 million	3.904%	September 27, 2017	September 27, 2027	248,891	248,756
$700 million USD	3.200%	December 17, 2020	December 17, 2030	883,193	—
				2,456,116	1,569,494
Long-term debt				2,456,116	1,604,494
Current portion of long-term debt				203,805	449,509
CREDIT FACILITY
CI has a $700,000 revolving credit facility with three Canadian chartered banks. Loans are made by the banks under a three-year revolving credit facility, with the outstanding principal balance due upon maturity on December 11, 2021. Amounts may be borrowed in Canadian dollars through prime rate loans, which bear interest at the greater of the bank’s prime rate and the Canadian Deposit Offering Rate plus 1.00%, or bankers’ acceptances, which bear interest at bankers’ acceptance rates plus 0.90%. Amounts may also be borrowed in U.S. dollars through base rate loans, which bear interest at the greater of the bank’s reference rate for loans made by it in Canada in U.S. funds and the federal funds effective rate plus 1.00%, or LIBOR loans, which bear interest at LIBOR plus 0.90%.
CI may also borrow under this facility in the form of letters of credit, which bear a fee of 0.90% on any undrawn portion. As at December 31, 2020 and 2019, CI had not accessed the facility by way of letters of credit.
The credit facility contains a number of financial covenants that require CI to meet certain financial ratios and financial condition tests. CI is within its financial covenants with respect to its credit facility, which require that the funded debt to annualized EBITDA ratio remain below 3:1 and that CI’s assets under management not fall below $85 billion, calculated based

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

on a rolling 30-day average. There can be no assurance that future borrowings or equity financing will be available to CI or available on acceptable terms.
DEBENTURES AND NOTES
On July 22, 2019, CI completed an offering pursuant to which it issued $350,000 principal amount of debentures due July 22, 2024 at par [the “2024 Debentures”]. Interest on the 2024 Debentures is paid semi-annually in arrears at a rate of 3.215%. The proceeds, net of transaction costs, were used to repay outstanding indebtedness under the credit facility.
On May 26, 2020, CI completed an offering pursuant to which it issued $450,000 principal amount of debentures due May 26, 2025 at par [the “2025 Debentures”]. Interest on the 2025 Debentures is paid semi-annually in arrears at a rate of 3.759%. The proceeds, net of transaction costs, were used to repay outstanding indebtedness under the credit facility.
On December 17, 2020, CI completed an offering pursuant to which it issued $700,000 USD principal amount of notes due December 17, 2030 [the “2030 Notes”]. Interest on the 2030 Notes is paid semi-annually in arrears at a rate of 3.200%. The proceeds, net of transaction costs, were used to repay outstanding indebtedness under the credit facility.
CI may, at its option, redeem the 2023 Debentures, the 2024 Debentures, the 2025 Debentures and the 2027 Debentures, in whole or in part, from time to time, on not less than 30 nor more than 60 days’ prior notice to the registered holder, at a redemption price which is equal to the greater of par and the Government of Canada yield, plus 36.0, 44.5, 84.0, 44.5 basis points respectively. CI may also, at its option, redeem the 2030 Notes in whole or in part, from time to time, at a redemption price which is equal to the greater of 100% of the principal amount of the notes to be redeemed and the Treasury Rate plus 35.0 basis points. CI considers these embedded prepayment options to be closely related to the debentures and, as such, does not account for it separately as a derivative.
During the year ended December 31, 2020, CI repurchased $55,985 principal amount of debentures due December 7, 2020 at an average price of $100.693 and recorded a loss of $388, included in other income. The remaining principal amount of $394,015 was repaid on the maturity date, December 7, 2020.
On January 18, 2021, CI redeemed the $200,000 principal amount of debentures due November 25, 2021 [the “2021 Debentures”] at a price of $101.903, realizing a loss of $3,805 and paying interest of $806.
In connection with the redemption of the 2021 Debentures, on January 18, 2021, CI terminated the interest swap agreement entered into on February 2, 2017, and realized a gain of $1,865. The interest rate swap agreement was entered into with a Canadian chartered bank to swap the semi-annual fixed rate payments on the 2021 Debentures for floating rate payments. Based on the terms of the agreement, CI paid a rate equivalent to the three-month Canadian bankers’ acceptance rate plus a spread of 138.4 basis points. The rates reset quarterly and paid semi-annually to match the fixed payment obligations of the 2021 Debentures. As at December 31, 2020, the fair value of the interest rate swap agreement was an unrealized gain of $1,857 [2019 – $2,388] and is included in long-term debt in the consolidated statements of financial position.
On January 19, 2021, CI announced its intention to repurchase the 2023 Debentures on or about February 19, 2021 in accordance with their terms.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

Interest paid on the debentures and notes is paid semi-annually. During the years ended December 31, 2020 and 2019, interest paid is as follows:

				2020	2019
	Interest rate	Issued date	Maturity date	$	$
Interest paid on debentures and notes
$450 million	2.645%	December 7, 2015	December 7, 2020	10,305	11,903
$200 million	2.775%	November 25, 2016	November 25, 2021	5,409	6,841
$325 million	3.520%	July 20, 2018	July 20, 2023	11,440	11,440
$350 million	3.215%	July 22, 2019	July 22, 2024	11,384	4,861
$450 million	3.759%	May 26, 2020	May 26, 2025	10,098	—
$250 million	3.904%	September 27, 2017	September 27, 2027	9,760	9,760
$700 million USD	3.200%	December 17, 2020	December 17, 2030	1,115	—
				59,511	44,805
Issuance costs and the issuance discount are amortized over the term of the debentures using the effective interest method. The amortization expense related to the discount and transaction costs for CI’s issued debentures for the year ended December 31, 2020 was $2,054 [2019 – $1,302], which is included in other expenses.
In the event that both a change of control occurs and the rating of the debentures is lowered to below investment grade by two out of three rating agencies as defined as below BBB- by Standard & Poor’s, BBB (low) by DBRS Limited and Baa3 by Moody’s Investor Service, Inc., CI will be required to make an offer to repurchase all or, at the option of each holder, any part of each holder’s debentures at a purchase price payable in cash equivalent to 101% of the outstanding principal amount of the debentures and notes, together with accrued and unpaid interest, to the date of purchase. Also, in the case of the 2030 Notes, in the event that certain changes affecting Canadian withholding taxes occur, CI will have the option to redeem the notes in whole or in part, at a redemption price equal to 100% of the aggregate principal amount, together with accrued and unpaid interest, to the date of redemption.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

8.    PROVISIONS AND OTHER FINANCIAL LIABILITIES
CI is a party to a number of claims, proceedings and investigations, including legal, regulatory and tax, in the ordinary course of its business. Due to the inherent uncertainty involved in these matters, it is difficult to predict the final outcome or the amount and timing of any outflow related to such matters. Based on current information and consultations with advisors, CI does not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on its financial position or on its ability to continue normal business operations.
CI has made provisions based on current information and the probable resolution of such claims, proceedings and investigations, as well as severance and amounts payable in connection with business acquisitions. The movement in provisions and other financial liabilities during the years ended December 31, are as follows:

	Provisions	Acquisition liabilities	Provisions	Acquisition liabilities
	2020	2020	2019	2019
	$	$	$	$
Provisions and other financial liabilities, beginning of year	25,563	7,573	23,330	11,438
Additions	56,277	334,616	35,214	—
Amounts used	(34,869)	(701)	(32,639)	(3,220)
Amounts reversed	(790)	—	(342)	—
Translation	—	(4,117)	—	(645)
Provisions and other financial liabilities, end of year	46,181	337,371	25,563	7,573
Current portion of provisions and other financial liabilities	45,298	230,412	12,484	2,159
ACQUISITION RELATED LIABILITIES
In connection with the 2020 acquisitions [Note 3], are amounts payable for contingent consideration of $131,122, deferred consideration of $96,855 and a put option payable of $99,025, payable in cash and shares, including foreign exchange translation adjustments since the date of acquisition.
Included in provisions and other financial liabilities as at December 31, 2020, is a payable for the fair value of the put option granted to minority interest shareholders for the acquisition of GSFM of $10,369, including foreign exchange translation adjustments [2019 – $7,573]. During 2020, there were no GSFM shareholders who exercised their put to CI [2019 - 50 thousand shares for Canadian cash value of $2,667].
LITIGATION AND RESTRUCTURING
CI is a defendant to certain lawsuits of which two are class action lawsuits related to events and transactions that gave rise to a settlement agreement with the Ontario Securities Commission [“OSC”] in 2004. Although CI continues to believe that this settlement fully compensated investors affected by frequent trading activity, a provision has been made based on the probable resolution of these claims and related expenses.
CI maintains insurance policies that may provide coverage against certain claims. Amounts receivable under these policies are

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

not accrued for unless the realization of income is virtually certain. During the years ended December 31, 2020 and 2019, no insurance proceeds were received, related to the settlement of legal claims.
During the year ended December 31, 2020, CI recorded provisions of $56,277 for legal and severance [2019 - $35,214 for legal, severance and the write-down of software intangibles that were retired]. As at December 31, 2020, a provision of $46,181 remains [2019 - $12,484].
9.    LEASES
The following shows the carrying amounts of CI’s right-of-use assets and lease liabilities, and the movements during the year ended December 31, 2020:

	Right-of-use assets
	Property leases	Equipment leases	Total	Lease liabilities
	$	$	$	$
As at January 1, 2020	43,711	1,171	44,882	72,519
Additions & modifications	15,942	183	16,125	16,492
Depreciation expense	(9,005)	(843)	(9,848)	—
Interest expense	—	—	—	2,905
Payments	—	—	—	(15,073)
Translation	(539)	—	(539)	(610)
As at December 31, 2020	50,109	511	50,620	76,233
During the year ended December 31, 2020, CI recognized rent expenses from short-term leases of $355, leases of low-value assets of $29 and variable lease payments of $12,724 [2019 – expenses of $886, $155 and $12,869, respectively].
Included in other income for the year ended December 31, 2020, is finance income of $89 received from sub-leasing right-of-use assets [2019 – $109].

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

10.    SHARE CAPITAL
A summary of the changes to CI’s share capital for the years ended December 31 is as follows:
[A] AUTHORIZED AND ISSUED

	Number of shares	Stated value
	[in thousands]	$
Authorized
An unlimited number of common shares of CI

Issued
Common shares, balance, December 31, 2018	243,721	2,125,130
Issuance of share capital on vesting of restricted share units	711	12,751
Share repurchases, net of tax	(22,640)	(193,570)
Common shares, balance, December 31, 2019	221,792	1,944,311
Issuance for acquisition of subsidiary, net of issuance costs	2,034	35,434
Issuance of share capital on vesting of restricted share units	522	8,488
Share repurchases, net of tax	(13,990)	(120,236)
Common shares, balance, December 31, 2020	210,358	1,867,997
During the year ended December 31, 2020, 13,615 thousand shares [2019 – 21,950 thousand shares] were repurchased under a normal course issuer bid at an average cost of $18.32 per share for total consideration of $249,427 [2019 – $19.78 per share for total consideration of $434,236]. Deficit was increased by $130,216 during the year ended December 31, 2020 [2019 – $243,211] for the cost of the shares repurchased in excess of their stated value.
During the year ended December 31, 2020, 375 thousand shares [2019 – 690 thousand shares] were repurchased for CI’s restricted share unit plan at an average cost of $22.70 per share for total consideration of $8,512 [$6,256 after tax] [2019 – $18.92 per share for total consideration of $13,057 [$9,597 net of tax]]. Deficit was increased by $5,231 during the year ended December 31, 2020 [2019 – $7,052] for the cost of the shares repurchased in excess of their stated value.
[B] EMPLOYEE INCENTIVE SHARE OPTION PLAN
CI has an employee incentive share option plan [the “Share Option Plan”], as amended and restated, for the executives and key employees of CI.
During the year, CI granted nil thousand options [2019 – 743 thousand options] to employees. The fair value method of accounting is used for the valuation of the 2020 and 2019 share option grants. Compensation expense is recognized over the vesting period, assuming an estimated average forfeiture rate of nil for the year [2019 – 13%], with an offset to contributed surplus. When exercised, amounts originally recorded against contributed surplus as well as any consideration paid by the option holder are credited to share capital. The fair value of the 2020 and 2019 option grants was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

Year of grant	2019	2019
# of options granted [in thousands]	213	530
Vesting terms	At end of year 5	1/3 at end of years 3, 4 and 5
Dividend yield	3.792%	3.792%
Expected volatility (*)	17%	17%
Risk-free interest rate	2.238%	2.182% - 2.238%
Expected life [years]	6.8	5.2 - 6.8
Forfeiture rate	0%	13%
Fair value per stock option	$2.48	$2.23 - $2.48
Exercise price	$18.99	$18.99
(*) Based on historical volatility of CI’s share price
The maximum number of shares that may be issued under the Share Option Plan is 14,000 thousand shares. As at December 31, 2020, there are 2,606 thousand shares [2019 – 5,584 shares] reserved for issuance on exercise of share options. These options vest over periods of up to five years, may be exercised at prices ranging from $18.99 to $28.67 per share and expire at dates up to 2029.
A summary of the changes in the Share Option Plan is as follows:

	Number of options	Weighted average exercise price
	[in thousands]	$
Options outstanding, December 31, 2018	6,958	32.18
Options exercisable, December 31, 2018	5,789	32.97
Options granted	743	18.99
Options cancelled	(2,117)	34.28
Options outstanding, December 31, 2019	5,584	29.63
Options exercisable, December 31, 2019	4,758	31.26
Options cancelled	(2,978)	34.28
Options outstanding, December 31, 2020	2,606	26.38
Options exercisable, December 31, 2020	2,020	28.44
(*) Weighted-average share price of options exercised was nil during the year ended December 31, 2020 [2019 - nil]
The equity-based compensation expense under the Share Option Plan for the year ended December 31, 2020 of $210 [2019 – $513] has been included in selling, general and administrative expenses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

Options outstanding and exercisable as at December 31, 2020 are as follows:

Exercise price	Number of options outstanding	Weighted average remaining contractual life	Number of options exercisable
$	[in thousands]	[years]	[in thousands]
18.99	569	8.2	—
27.44	331	1.2	331
28.63	1,655	0.1	1,655
28.67	51	2.2	34
18.99 to 28.67	2,606	2.0	2,020
[C] RESTRICTED SHARE UNITS
CI has an employee restricted share unit plan [the “RSU Plan”] for senior executives and other key employees. Compensation expense is recognized and recorded as contributed surplus based upon the market value of the restricted share units [“RSUs”] at the grant date. Forfeitures of RSUs reduce compensation expense to the extent contributed surplus was previously recorded for such awards. On vesting of RSUs, share capital is credited for the amounts initially recorded as contributed surplus to reflect the issuance of share capital.
During the year ended December 31, 2020, CI granted 386 thousand RSUs [2019 - 736 thousand RSUs], including 36 thousand RSUs granted, to reflect dividends declared on the common shares [2019 - 39 thousand RSUs]. Also during the year ended December 31, 2020, 521 thousand RSUs were exercised, and 18 thousand RSUs were forfeited [2019 - 711 thousand RSUs exercised, and 32 thousand RSUs forfeited]. During the year ended December 31, 2020, CI credited contributed surplus for $10,447, related to compensation expense recognized for the RSUs [2019 - $14,188]. As at December 31, 2020, 504 thousand RSUs are outstanding [2019 - 657 thousand RSUs].
CI uses a Trust to hold CI’s common shares, to fulfill obligations to employees arising from the RSU Plan. The common shares held by the Trust are not considered to be outstanding for the purposes of basic and diluted earnings per share calculations.
[D] DEFERRED SHARE UNITS
The deferred share unit plan [the “DSU Plan”] was established in March 2017, whereby directors may elect to receive all or a portion of their quarterly compensation in either cash or deferred share units [“DSUs”]. The DSUs fully vest on the grant date and an expense is recorded based upon the market value of the DSUs at the grant date with an offset included in accounts payable and accrued liabilities. At the end of each period, the change in the fair value of the DSUs is recorded as an expense with an offset recorded to the liability. DSUs can only be redeemed for cash once the holder ceases to be a director of CI.
During the year ended December 31, 2020, 11 thousand DSUs were granted, and nil DSUs were exercised, [2019 - 6 thousand DSUs, and nil exercised]. An expense of $51 was recorded during the year ended December 31, 2020, [2019 - $195]. As at December 31, 2020, included in accounts payable and accrued liabilities, is an accrual of $515 for amounts to be paid under the DSU Plan [2019 - $464].

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

[E] BASIC AND DILUTED EARNINGS PER SHARE
The following table presents the calculation of basic and diluted earnings per common share for the years ended December 31:

[in thousands]	2020	2019
Numerator:
Net income attributable to shareholders of the Company basic and diluted	$475,978	$538,396

Denominator:
Weighted average number of common shares - basic	214,092	234,273
Weighted average effect of dilutive stock options and RSU awards (*)	1,527	976
Weighted average number of common shares - diluted	215,619	235,249

Net earnings per common share attributable to shareholders
Basic	$2.22	$2.30
Diluted	$2.21	$2.29
(*) The determination of the weighted average number of common shares - diluted excludes 2,606 thousand shares related to stock options that were anti-dilutive for the year ended December 31, 2020 [2019 - 5,584 thousand shares].

[F] MAXIMUM SHARE DILUTION
The following table presents the maximum number of shares that would be outstanding if all the outstanding options were exercised and if all RSU awards vested as at January 31, 2021:

[in thousands]
Shares outstanding at January 31, 2021	208,330
RSU awards	491
Options to purchase shares	2,587
211,408

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

11.    DIVIDENDS
The following dividends were paid by CI during the year ended December 31, 2020:

Record date	Payment date	Cash dividend per share	Total dividend amount
		$	$
December 31, 2019	January 15, 2020	0.18	39,971
March 31, 2020	April 15, 2020	0.18	38,995
June 30, 2020	July 15, 2020	0.18	38,574
September 30, 2020	October 15, 2020	0.18	37,773
Paid during the year ended December 31, 2020			155,313
The following dividends were declared but not paid as at December 31, 2020:

Record date	Payment date	Cash dividend per share	Total dividend amount
		$	$
December 31, 2020	January 15, 2021	0.18	37,649
March 31, 2021	April 15, 2021	0.18	37,648
Declared and accrued as at December 31, 2020			75,297
The following dividends were paid by CI during the year ended December 31, 2019:

Record date	Payment date	Cash dividend per share	Total dividend amount
		$	$
December 31, 2018	January 15, 2019	0.18	43,899
March 31, 2019	April 15, 2019	0.18	43,285
June 30, 2019	July 15, 2019	0.18	42,461
September 30, 2019	October 15, 2019	0.18	41,105
Paid during the year ended December 31, 2019			170,750
The following dividends were declared but not paid as at December 31, 2019:

Record date	Payment date	Cash dividend per share	Total dividend amount
		$	$
December 31, 2019	January 15, 2020	0.18	39,923
March 31, 2020	April 15, 2020	0.18	39,922
Declared and accrued as at December 31, 2019			79,845

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

12. INCOME TAXES
The following are the major components of income tax expense for the years ended December 31:

	2020	2019
	$	$
Consolidated Statements of Income
Current income tax expense
Based on taxable income of the current year	171,637	189,438
Adjustments in respect of prior years	(2,714)	(607)
	168,923	188,831

Deferred income tax expense
Origination and reversal of temporary differences (net)	(1,722)	450
	(1,722)	450
Income tax expense reported in the consolidated statements of income	167,201	189,281
The following is a reconciliation between CI’s statutory and effective income tax rates for the years ended December 31:

	2020	2019
	%	%
Combined Canadian federal and provincial income tax rate	26.5	26.5
Increase (decrease) in income taxes resulting from
Recovery of prior years’ provisions for settled tax items	(0.5)	(0.6)
Other, net	—	0.1
Income tax expense reported in the consolidated statements of income and comprehensive income	26.0	26.0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of CI’s deferred income tax assets and liabilities are as follows at December 31, 2020:

	December 31, 2019	Recognized in net income	Business acquisition [note 3]	Recognized in equity and FX	December 31, 2020
	$	$	$	$	$
Net deferred income tax (assets) liabilities
Fund contracts	482,696	(1,197)	4,188	1,661	487,348
Right-of-use assets	11,866	1,038	—	—	12,904
Equity-based compensation	(12,950)	(1,982)	—	532	(14,400)
Non-capital loss carryforwards	(5,116)	4,681	(6,906)	—	(7,341)
Provisions and other financial liabilities	(2,690)	(4,921)	—	—	(7,611)
Lease liabilities	(19,163)	(246)	—	—	(19,409)
Other	10,198	905	41	254	11,398
Net deferred income tax (assets) liabilities	464,841	(1,722)	(2,677)	2,447	462,889
Significant components of CI’s deferred income tax assets and liabilities are as follows at December 31, 2019:

	December 31, 2018	Opening retained earnings adjustments	Recognized in net income	Business acquisition	Recognized in equity and FX	December 31, 2019
	$	$	$	$	$	$
Net deferred income tax (assets) liabilities
Fund contracts	483,776	—	(2,425)	1,345	—	482,696
Right-of-use assets	—	17,267	(5,401)	—	—	11,866
Equity-based compensation	(12,465)	—	(785)	—	300	(12,950)
Non-capital loss carryforwards	(1,444)	—	(912)	(2,760)	—	(5,116)
Provision for other liabilities	(2,910)	—	220	—	—	(2,690)
Lease liabilities	—	(21,567)	2,404	—	—	(19,163)
Other	(874)	635	7,349	4,404	(1,316)	10,198
Net deferred income tax (assets) liabilities	466,083	(3,665)	450	2,989	(1,016)	464,841

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

13.    FINANCIAL INSTRUMENTS
The carrying amounts of the financial instruments are presented in the table below and are classified according to the following categories:

	December 31, 2020	December 31, 2019
	$	$
Financial assets
Fair value through profit or loss
Cash and cash equivalents	483,598	118,360
Investments	133,375	138,412
Other assets	12,210	26,856
Amortized cost
Client and trust funds on deposit	973,143	364,964
Accounts receivable	219,074	159,760
Other assets	44,314	39,564
Total financial assets	1,865,714	847,916

Financial liabilities
Fair value through profit or loss
Provisions and other financial liabilities	240,516	8,650
Amortized cost
Accounts payable and accrued liabilities	308,797	242,176
Provisions and other financial liabilities	143,036	24,486
Dividends payable	75,297	79,845
Client and trust funds payable	961,080	368,348
Long-term debt	2,456,116	1,604,494
Total financial liabilities	4,184,842	2,327,999
CI’s investments as at December 31, 2020 and 2019 include CI’s marketable securities which are comprised of seed capital investments in CI’s mutual funds and strategic investments. Mutual fund securities are valued using the net asset value per unit of each fund, which represents the underlying net assets at fair values determined using closing market prices. CI’s mutual fund securities that are valued daily are classified as level 1 in the fair value hierarchy. Mutual fund securities and strategic investments that are valued less frequently are classified as level 2 in the fair value hierarchy. CI’s investments as at December 31, 2020, also include securities owned, at market, consisting of money market and equity securities. Money market and equity securities are valued based on quoted prices and are classified as level 1 in the fair value hierarchy. There have been no transfers between level 1, level 2 and level 3 during the year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

Investments consist of the following as at December 31, 2020:

	Total	Level 1	Level 2	Level 3
	$	$	$	$
Marketable securities	118,126	37,193	77,278	3,655
Securities owned, at market	15,249	15,249	—	—
Total investments	133,375	52,442	77,278	3,655
Investments consist of the following as at December 31, 2019:

	Total	Level 1	Level 2	Level 3
	$	$	$	$
Marketable securities	118,243	40,587	74,003	3,653
Securities owned, at market	20,169	20,169	—	—
Total investments	138,412	60,756	74,003	3,653
Included in other assets are long-term private equity strategic investments of $12,210 [2019 - $26,856] valued using level 3 inputs.
Included in provisions and other financial liabilities, as at December 31, 2020 is put option payable on non-controlling interest of $109,394 [2019 - $7,573] and contingent consideration payable of $131,122 carried at fair value and classified as level 3 in the fair value hierarchy. The fair value of the put option payable and contingent consideration payable was determined using a combination of the discounted cash flow method and Monte-Carlo simulations. Significant unobservable inputs include discount rates in the range of 3% to 16% and volatility of up to 52%. The estimated fair value of the put option payable and contingent consideration payable would increase (decrease) if the discount rate was lower (higher) and volatility was higher (lower).
Long-term debt as at December 31, 2020 includes debentures with a fair value of $2,575,740 [2019 - $1,586,136], as determined by quoted market prices, which have been classified as level 2 in the fair value hierarchy.
14.    RISK MANAGEMENT
Risk management is an integrated process with independent oversight. Management has developed an enterprise-wide approach to risk management that involves executives in each core business unit and operating area of CI. Using a quantitative and qualitative analysis, risk factors are assessed and procedures are implemented to mitigate the various events that could impact CI’s financial position and results of operations.
CI’s financial instruments bear the following financial risks:
[A] MARKET RISK
Market risk is the risk of a financial loss resulting from adverse changes in underlying market factors, such as interest rates,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

foreign exchange rates, and equity prices. The corporate finance group reviews the exposure to interest rate risk, foreign exchange risk and price risk by identifying, monitoring and reporting potential market risks to the Chief Financial Officer. A description of each component of market risk is described below:
•Interest rate risk is the risk of loss due to the volatility of interest rates.
•Foreign exchange risk is the risk of loss due to volatility of foreign exchange rates.
•Price risk is the risk of loss due to changes in prices and volatility of financial instruments.
CI’s financial performance is indirectly exposed to market risk. Any decline in financial markets or lack of sustained growth in such markets may result in a corresponding decline in the performance and may adversely affect CI’s assets under management and financial results.
(i) Interest rate risk
Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. Fluctuations in interest rates have a direct impact on the interest payments CI makes on its long-term debt. Debt outstanding on CI’s credit facility of nil [2019 – $35,000] is borrowed at a floating interest rate. In 2017, CI entered into an interest rate swap agreement with a Canadian chartered bank to swap the semi-annual fixed rate payments on the 2021 Debentures $200,000 principal amount for floating rate payments.
Based on the amount borrowed under the credit facility and the 2021 Debentures as at December 31, 2020, each 0.50% increase or decrease in interest rates would result in annual interest expense increasing or decreasing by $1,000 [2019 – $1,175], respectively.
(ii) Foreign exchange risk
CI is exposed to foreign exchange risk primarily from its investment in foreign subsidiaries operating in the United States, Australia and Hong Kong and from long-term debt denominated in U.S. dollars.
The following table provides the impact on net income and other comprehensive income [“OCI”] of a 10% change in the value of foreign currencies with respect to CI’s net financial assets as at December 31, 2020:

	10% strengthening of foreign exchange rate on net income	10% strengthening of foreign exchange rate on OCI	10% weakening of foreign exchange rate on net income	10% weakening of foreign exchange rate on OCI
United States dollar	(75,123)	1,511	75,123	(1,511)
Australian dollar	389	761	(389)	(761)
Hong Kong dollar	127	—	(127)	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

The following table provides the impact on net income and OCI of a 10% change in the value of foreign currencies with respect to CI’s net financial assets as at December 31, 2019:

	10% strengthening of foreign exchange rate on net income	10% strengthening of foreign exchange rate on OCI	10% weakening of foreign exchange rate on net income	10% weakening of foreign exchange rate on OCI
United States dollar	12,489	—	(12,489)	—
Australian dollar	(220)	552	220	(552)
Hong Kong dollar	106	—	(106)	—
[iii] Price risk
CI incurs price risk through its investments of $133,375 [2019 – $138,412]. Based on the carrying amount of these assets, an increase or decrease in prices by 10% would result in estimated gains or losses of $13,337 [2019 - $13,841], respectively.
[B] LIQUIDITY RISK
Liquidity risk arises from the possibility that CI will encounter difficulties in meeting its financial obligations as they fall due. CI manages its liquidity risk through a combination of cash received from operations as well as borrowings under its revolving credit facility. Liquidity is monitored through a daily cash management process that includes the projection of cash flows to ensure CI meets its funding obligations.
CI’s liabilities have contractual maturities, excluding interest payments, as follows:

	Total	2021	2022	2023	2024	2025	2027	2030
	$	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	308,797	308,797	—	—	—	—	—	—
Dividends payable	75,297	75,297	—	—	—	—	—	—
Client and trust funds payable	961,080	961,080	—	—	—	—	—	—
Long-term debt	2,466,027	200,000	—	325,000	350,000	450,000	250,000	891,027
Deferred consideration	96,855	96,855	—	—	—	—	—	—
Contingent consideration	131,122	29,695	25,023	23,829	52,575	—	—	—
Put option	109,394	103,862	2,449	—	1,432	—	1,651	—
Total	4,148,572	1,775,586	27,472	348,829	404,007	450,000	251,651	891,027
[C] CREDIT RISK
Credit risk is the risk of loss associated with the inability of a third party to fulfill its payment obligations. CI is exposed to the risk that third parties that owe it money, securities or other assets will not perform their obligations. Expected credit losses associated with CI’s financial assets are insignificant.
As at December 31, 2020, financial assets of $1,248,740 [2019 – $711,359], represented by client and trust funds on deposit of $973,143 [2019 – $364,964], accounts receivable of $219,074 [2019 – $159,760] and other assets of $56,523 [2019 – $66,420], were exposed to credit risk. CI does not have a significant exposure to any individual counterparty. Credit risk is

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

mitigated by regularly monitoring the credit performance of each individual counterparty and holding collateral, where appropriate.
Client and trust funds on deposit consist mainly of cash deposits or unsettled trade receivables. CI may also extend amounts to clients on a margin basis for security purchases. Margin loans are due on demand and are collateralized by the financial instruments in the client’s account. CI faces a risk of financial loss in the event a client fails to meet a margin call if market prices for securities held as collateral decline and if CI is unable to recover sufficient value from the collateral held. The credit extended is limited by regulatory requirements and by CI’s internal credit policy. Credit risk is managed by dealing with counterparties CI believes to be creditworthy and by actively monitoring credit and margin exposure and the financial health of the counterparties.
CI’s accounts receivable consist primarily of management fees receivable, amounts due to CI from the government agencies with respect to input tax credits and other short-term receivables due within 90 days.
Securities lending and borrowing agreements consist of the following as at December 31, 2020:

	Cash	Securities
	$	$
Loaned or delivered as collateral	12,321	11,523
Borrowed or received as collateral	31,862	30,520
Securities lending and borrowing agreements consist of the following as at December 31, 2019:

	Cash	Securities
	$	$
Loaned or delivered as collateral	10,958	11,176
Borrowed or received as collateral	13,051	13,657
CI uses securities lending and borrowing to facilitate the securities settlement process. These transactions are typically short-term in nature, fully collateralized by either cash or securities and subject to daily margin calls for any deficiency between the market value of the security given and the amount of collateral received. CI manages its credit exposure by establishing and monitoring aggregate limits by counterparty for these transactions. Cash loaned or delivered as collateral is included in accounts receivable and cash borrowed or received as collateral is included in accounts payable and accrued liabilities.
Other assets consist mainly of long-term investments, long-term accounts receivable, loans granted under CI’s employee share purchase plan and loans extended to investment advisors under CI’s hiring and incentive program. Employee loans are collateralized by CI shares and become due immediately upon termination of the employee or upon the sale of the shares held as collateral. Commissions may be used to offset loan amounts made to investment advisors in the event of default. Credit risk associated with other assets is limited given the nature of the relationship with the counterparties.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

15.    CAPITAL MANAGEMENT
CI’s objectives in managing capital are to maintain a capital structure that allows CI to meet its growth strategies and build long-term shareholder value, while satisfying its financial obligations and meeting its long-term debt covenants. CI’s capital comprises shareholders’ equity and long-term debt (including the current portion of long-term debt).
CI and its subsidiaries are subject to minimum regulatory capital requirements whereby sufficient cash and other liquid assets must be on hand to maintain capital requirements rather than using them in connection with its business. As at December 31, 2020, cash and cash equivalents of $14,680 [December 31, 2019 – $12,810] were required to be on hand for regulatory capital maintenance. Failure to maintain required regulatory capital by CI may result in fines, suspension or revocation of registration by the relevant securities regulator. CI from time to time provides loans to its subsidiaries for operating purposes and may choose to subordinate these loans in favour of general creditors. The repayment of subordinated loans is subject to regulatory approval. As at December 31, 2020 and December 31, 2019, CI met its capital requirements.
CI’s capital consists of the following:

	As at	As at
	December 31, 2020	December 31, 2019
	$	$
Shareholders’ equity	1,582,447	1,493,988
Long-term debt	2,456,116	1,604,494
Total capital	4,038,563	3,098,482
16.    COMMITMENTS
LEASE COMMITMENTS
CI has entered into leases relating to the rental of office premises and computer equipment. CI has the option to renew certain leases. The approximate future minimum annual rental payments under such leases are as follows:

$
2021	17,708
2022	16,529
2023	15,141
2024	14,704
2025	12,684
2026+	8,725
ADVISOR SERVICES AGREEMENTS
CI is a party to certain advisor services agreements, which provide that the advisor has the option to require CI to purchase a practice that cannot otherwise be transitioned to a qualified buyer. The purchase price would be in accordance with a pre-determined formula contained in the advisor services agreements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

INDEMNITIES
CI has agreed to indemnify its directors and officers, and certain of its employees in accordance with its by-laws. CI maintains insurance policies that may provide coverage against certain claims.
17.    SEGMENTED INFORMATION
CI has two reportable segments: asset management and wealth management (formerly asset management and asset administration). These segments reflect CI’s internal financial reporting, performance measurement and strategic priorities. Prior year has been recast for comparative purposes.
The asset management segment includes the operating results and financial position of CI Investments, GSFM and Marret Asset Management Inc., which derive their revenues principally from the fees earned on the management of several families of mutual funds, segregated funds and exchange-traded funds. The operating results of of CI Private Counsel LP are now included in the wealth management segment.
The wealth management segment includes the operating results and financial position of CI Private Counsel LP, the U.S. RIAs, Aligned, CI Investment Services, Wealthbar and AWM and its subsidiaries, including Assante Capital Management Ltd. and Assante Financial Management Ltd. These companies derive their revenues principally from commissions and fees earned on the sale of mutual funds and other financial products, and ongoing service to clients.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

Segmented information as at and for the year ended December 31, 2020 is as follows:

	Asset management	Wealth management	Intersegment eliminations	Total
	$	$	$	$
Management fees	1,650,076	—	(14,303)	1,635,773
Administration fees	—	530,058	(165,650)	364,408
Other income	(4,555)	54,830	—	50,275
Total revenue	1,645,521	584,888	(179,953)	2,050,456

Selling, general and administrative	325,245	138,805	(14,611)	449,439
Trailer fees	538,409	—	(28,965)	509,444
Advisor and dealer fees	—	389,264	(135,888)	253,376
Deferred sales commissions	7,981	—	(489)	7,492
Amortization and depreciation	24,714	18,800	—	43,514
Other expenses	66,848	12,156	—	79,004
Total expenses	963,197	559,025	(179,953)	1,342,269

Income before income taxes and non-segmented items	682,324	25,863	—	708,187
Interest and lease finance				(65,440)
Provision for income taxes				(167,201)
Net income for the year				475,546

Identifiable assets	1,293,057	1,234,206	—	2,527,263
Indefinite life intangibles
Goodwill	1,311,873	741,799	—	2,053,672
Fund contracts	1,778,901	—	—	1,778,901
Total assets	4,383,831	1,976,005	—	6,359,836

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

Segmented information as at and for the year ended December 31, 2019 is as follows:

	Asset management	Wealth management	Intersegment eliminations	Total
	$	$	$	$
Management fees	1,802,257	—	(13,157)	1,789,100
Administration fees	—	457,501	(165,000)	292,501
Other income	4,001	36,864	—	40,865
Total revenue	1,806,258	494,365	(178,157)	2,122,466

Selling, general and administrative	370,638	131,791	(13,157)	489,272
Trailer fees	583,683	—	(28,516)	555,167
Advisor and dealer fees	—	342,072	(135,771)	206,301
Deferred sales commissions	13,527	—	(713)	12,814
Amortization and depreciation	21,785	11,106	—	32,891
Other expenses	38,693	5,101	—	43,794
Total expenses	1,028,326	490,070	(178,157)	1,340,239

Income before income taxes and non-segmented items	777,932	4,295	—	782,227
Interest				(55,422)
Provision for income taxes				(189,281)
Net income for the year				537,524

Identifiable assets	463,377	593,199	—	1,056,576
Indefinite life intangibles
Goodwill	1,309,008	222,265	—	1,531,273
Fund contracts	1,779,957	—	—	1,779,957
Total assets	3,552,342	815,464	—	4,367,806
18.    COMPENSATION OF KEY MANAGEMENT
The remuneration of directors and other key management personnel of CI during the years ended December 31, is as follows:

	2020	2019
	$	$
Salaries	5,155	6,976
Equity-based compensation	6,660	1,827
Total	11,815	8,803

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019 • [in thousands of Canadian dollars, except per share amounts]

19.    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Included in selling, general and administrative expenses [“SG&A”] are salaries and benefits of $241,614 for the year ended December 31, 2020 [2019 - $265,908]. Other SG&A of $207,825 for the year ended December 31, 2020, primarily includes marketing and information technology expenses as well as professional and regulatory fees [2019 - $223,364].
20. AMORTIZATION AND DEPRECIATION
The following table provides details of amortization and depreciation:

	2020	2019
	$	$
Depreciation of capital assets	12,295	11,491
Depreciation of right-of-use assets	9,848	8,786
Amortization of intangibles	19,317	11,312
Amortization of debenture transaction costs	2,054	1,302
Total amortization and depreciation	43,514	32,891
21. UPDATE ON COVID-19
COVID-19, which has been recognized by the World Health Organization as a pandemic, has spread rapidly and extensively across the globe. Efforts by governments to control the further spread of COVID-19 have disrupted normal economic activity both domestically and globally. Uncertainty related to the extent, duration and severity of the pandemic has contributed to significant volatility in the financial markets, resulting in a decline in certain equity and commodity prices and lower interest rates and a corresponding decline in CI’s assets under management. In addition, CI may face declines in its assets under management as a result of client redemptions related to a variety of COVID-19 related factors including general market pessimism, poor fund performance, or clients’ needs for immediate cash.
CI is monitoring the impact of the pandemic and managing expenses accordingly. CI believes it is well positioned to meet its financial obligations and to support planned business operations throughout this pandemic. The extent to which CI’s business, financial condition and results of operations will be impacted by the COVID-19 pandemic, is uncertain and will depend on future developments, which are unpredictable and rapidly evolving. Accordingly, there is a higher level of uncertainty with respect to management’s judgments and estimates.
22.    COMPARATIVE FIGURES
Certain comparative figures have been reclassified to conform to the consolidated financial statement presentation in the current year.

This Report contains forward-looking statements with respect to CI, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause results to differ materially include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.